UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 1, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 1, 2016 announcing the swap transactions.

Istanbul, July 01, 2016

Announcement Regarding the Swap Transactions

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

In order to manage foreign exchange risk, our Company performed participating cross currency swap transactions for the loan, mentioned in our announcement in September 29, 2015, from China Development Bank for an amount of EUR500 million with 10 years final maturity and EURIBOR + 2.20% annual interest rate. With these transactions, our Company has swapped EUR500 million loan to Turkish Lira for 5 years with an average annual interest rate of 10.27%. Foreign currency call and put options are embedded in the aforementioned transactions.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 1, 2016	By:	/s/Bedriye Hande Erel
Name: Bedriye Hande Erel Title: Financial Controlling Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 1, 2016	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor Relations and Business Development